[Letterhead of Latham & Watkins LLP]

September 4, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	CommScope Holding Company, Inc.
Registration Statement on Form S-1
Filed August 2, 2013
File No. 333-190354

Dear Mr. Spirgel:

On behalf of our client, CommScope Holding Company, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on August 2, 2013 (collectively, the “Registration Statement”).

This amendment reflects certain revisions of the Registration Statement in response to the comment letter to Mr. Frank B. Wyatt, II, the Company’s Senior Vice President, General Counsel and Secretary, dated August 28, 2013, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Amendment No. 1, marked to show changes against the Registration Statement, in the traditional non-EDGAR format to each of Brandon Hill, Celeste M. Murphy, Charles Eastman, Terry French and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

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General

1.	We note the presentation of non-GAAP measures titled adjusted operating income and adjusted net income. Please revise the titles of these measures to use a description that is not the same or similar to GAAP titles. Please refer to the guidance in Item 10(e) of Regulation S-K.

Response: The Company respectfully notes the Staff’s comment and respectfully submits that it believes the non-GAAP measures titled Adjusted Operating Income and Adjusted Net Income are not confusingly similar to the GAAP measures of operating income and net income, respectively, to investors because the titles indicate that the GAAP measures are “Adjusted” and are designated as defined terms. In addition, the Company respectfully submits that adjusted operating income and adjusted net income are commonly used measures of financial performance included in registration statements on Form S-1, and therefore investors are accustomed to seeing these measures of financial performance with titles similar to those used in the Registration Statement. As a result, the Company believes that investors will be familiar with these measures and are not likely to confuse them with the GAAP measures operating income and net income. The Company has also revised the disclosure on pages 1 and 11 in response to the Staff’s comment to further distinguish between the GAAP and non-GAAP measures as used in the Registration Statement.

2.	We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response: The Company respectfully notes the Staff’s comment and will revise the disclosure to provide the price, use of proceeds, dilution, capitalization, underwriting and all other required information in a subsequent amendment and allow the Staff sufficient time to review the disclosure prior to any distribution of preliminary prospectuses.

3.	As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

Response: The Company respectfully notes the Staff’s comment and intends to provide the requested information when available.

4.	We note that you cite to industry research for information and statistics regarding economic trends and industry data. Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

September 4, 2013

Response: Pursuant to Rule 418(b) under the Securities Act of 1933, the Company is supplementally furnishing with this response a copy of the reports cited on pages 3, 4, 86 and 87. The reports have been marked to indicate the data referenced in this response. The Company hereby requests that these materials be returned to the Company upon completion of the Staff’s review and that, pending such return, these materials be withheld from release. The supplemental materials are not being furnished in electronic format, and are not being filed with nor deemed part of the Registration Statement nor any amendment thereto. In addition, the Company respectfully advises the Staff that the information contained in the studies or reports cited in the Registration Statement is publicly available for free or available on a subscription fee basis and is widely utilized by industry participants.

5.	We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Response: The Company respectfully notes the Staff’s comment and will include all required exhibits, including the form of underwriting agreement and legality opinion, in a subsequent amendment and allow the Staff sufficient time to review the exhibits prior to any distribution of preliminary prospectuses.

6.	We note your statements throughout the prospectus that you are the global market leader in your segment. Please expand your disclosure to provide the measure by which you have determined your market position and your relative market share.

Response: The Company respectfully asserts that the Company is the global market leader in (i) merchant radio frequency (“RF”) wireless network connectivity solutions and small cell distributed antenna systems solutions; (ii) enterprise connectivity solutions for data centers and commercial buildings; and (iii) cables for Hybrid Fiber Coaxial (“HFC”) networks. The Company bases this assertion on publicly available data, analyst reports and information learned in the course of its frequent contact with industry participants, including its customers and suppliers.

The Company respectfully submits that as used in the Registration Statement, the merchant RF wireless network connectivity solutions and small cell distributed antenna systems solutions market refers to the market for transmission hardware and equipment used in wireless networks (generally referred to as the “physical layer”) and includes cables, connectors, base station and microwave antennas, amplifiers, filters and other physical-layer equipment. It does not include radios or core radio access networks and related software. The Company has revised the disclosure on page 4 in response to the Staff’s comment to further define the market it serves. The Company’s diverse and comprehensive solutions for this segment are marketed primarily under the Andrew brand, acquired by the Company in 2007. Competition in this market is currently fractured, and the Company faces competition with respect to various products, but

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with no single competitor participating across the market. At the time of the Andrew acquisition, the Company did face another competitor that participated across the market, Powerwave Technologies, Inc. (“Powerwave”). At the time of the acquisition, numerous industry analysts’ reports, including those published by Bear, Stearns & Co. Inc., CIBC World Markets, Jefferies & Company, Inc., Kaufman Bros. and Brean Murray, Carret & Co., stated that the Company and Powerwave shared the #1 and #2 leadership positions in the market. However, Powerwave filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in January 2013, which was converted to a liquidation under Chapter 7 of the U.S. Bankruptcy Code in June 2013. As a result, most of Powerwave’s patents and operating assets were sold to a private equity group and its remaining assets are being sold to pay for bankruptcy related fees and expenses. As such, it is no longer operating as a going concern and is no longer a competitor to the Company. As a result, the Company respectfully submits that it is the global market leader for merchant RF network connectivity solutions.

The Company respectfully submits that it is, and has historically been, the global leader in the enterprise market, while changes in the market landscape have affected market positions of other industry participants. For example, a July 17, 2012 industry analyst’s report stated that in 2004, a merger of two industry participants caused the merged industry participant to

“bec[o]me the second largest cable manufacturer in North America behind privately owned CommScope at the time.” For the year ended December 31, 2012, that industry participant reported $496.9 million in revenue from the enterprise market. According to another industry analyst’s report published May 15, 2012, another industry participant “is the #2 player in enterprise networks with a low teen % market share after CommScope with a high-teen share.” For the year ended December 31, 2012, the same industry participant reported $679 million in revenue from the enterprise market, while the Company reported $846.5 million of net sales from that market. The Company believes that since 2012, there have been no significant changes to the enterprise market landscape that would affect its leadership position. As such, the Company respectfully submits that it is the global market leader in the enterprise market for its solutions.

Similarly, an industry analyst’s report from November 30, 2011 stated that it estimated another industry participant’s broadband “market share…[to be] 25% behind CommScope...” In addition, another leading industry participant stated in its Annual Report on Form 10-K for the year ended December 31, 2012, that “[i]n the area of coaxial cable for cable television, the [c]ompany believes that it and CommScope, Inc. are the primary world providers of such cable; however, CommScope, Inc. is larger than the [c]ompany in this market.” The same industry participant reported $304.8 million in revenue in the market for that year, while the Company reported $564.0 million of net sales from that market. As a result, the Company respectfully submits that it is the global market leader in the broadband market for its solutions.

Pursuant to Rule 418(b) under the Securities Act of 1933, the Company is supplementally furnishing with this response a copy of the reports cited above. The reports have been marked to indicate the data referenced in this response. The Company hereby requests that these materials be returned to the Company upon completion of the Staff’s review and that, pending such return, these materials be withheld from release. The supplemental materials are not being furnished in electronic format, and are not being filed with nor deemed part of the Registration Statement nor any amendment thereto. In addition, the Company respectfully advises the Staff that the

September 4, 2013

information contained in the studies or reports cited in the Registration Statement is publicly available for free or available on a subscription fee basis and is widely utilized by industry participants.

7.	Please strive to eliminate the use of redundant and repetitive disclosure throughout your prospectus. You may need to evaluate and/or consider the manner in which you have presented the information so that your disclosure is consistent with the principles set forth in Rule 4219(b) of Regulation C. For example, we note that your prospectus summary appears to be largely repeated in your Business section.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 2 through 6 in response to the Staff’s comment.

Market and Industry Data, page ii

8.	We note your statement that you “have not independently verified market and industry data from third-party sources.” Please revise your disclosure to remove the implication that you are not responsible for the accuracy and completeness of the information in your prospectus.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page ii in response to the Staff’s comment.

Prospectus Summary, page 1

9.	Please provide a concise summary, in non-technical terms, of the services and products you provide to your customers.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 2 through 4 in response to the Staff’s comment.

10.	Please disclose the amount of your outstanding debt, including the amount attributable to the Acquisition Transaction and the amount attributable to dividend payments made since the Acquisition Transaction.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 2 and 86 in response to the Staff’s comment.

Risk Factors, page 18

A substantial portion of our business is derived from a limited number of key customers or distributors, page 19

11.

We note your disclosure regarding the concentration of your revenue. Revise your disclosure here and in your Business section, as appropriate, to provide the material terms of your arrangements and or agreements with your key customers and distributors,

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including whether you have written agreements with these parties. For example, please disclose whether you enter into long-term agreements with your key customers or short- term project based arrangements. If your arrangements are project based, please disclose whether your key customers change from period to period.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 18 and 94 in response to the Staff’s comment.

Our future success depends on our ability to anticipate and adapt to technological change..., page 19

12.	We note your statement that you are partially dependent on the commercial deployment of technologies based on CDMA. We note that several wireless providers in the US have announced plans to shut down legacy CDMA networks. Please revise your risk factors to address whether you believe this trend poses a risk to your operations.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 19 in response to the Staff’s comment.

We depend on channel partners to sell our products in certain markets..., page 22

13.	Please disclose the amount of your revenue attributable to sales by distributors, value- added resellers and system integrators.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 21 in response to the Staff’s comment.

We may need to undertake additional restructuring actions in the future, page 26

14.	Please quantify the restructuring charges associated with your restructuring activities following the Acquisition Transaction.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 25 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

15.

Please enhance the overview of your management’s discussion and analysis to discuss the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on your financial condition or results of operations. For example, we note that you have undertaken cost savings initiatives and other restructuring activities including exiting facilities and reducing your workforce or relocating positions to lower cost geographies that have generated significant cost savings and that you expect further cost savings to be generated. We also note that you have incurred substantial debt since 2011. Please revise your overview to address in

September 4, 2013

more detail how these trends, demands, commitments etc. are likely to affect your financial conditions or results of operations. For more information, refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003), and Section III of the Interpretive Rule on Management’s Discussion and Analysis (Release Nos. 33- 6835, 34-26831, dated May 18, 1989).

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 51 in response to the Staff’s comment to address in more detail how these trends are likely to affect our financial condition or results of operations.

Overview, page 51

16.	Please revise your description of your primary sources of revenue for your Broadband segment to disclose the specific products and/or services you provide to cable television operators. For example, we note that in your disclosure relating to your Enterprise segment you discuss specific products and services, including “sales of optical fiber and twisted pair structured cabling solutions and intelligent infrastructure products...”

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 51 in response to the Staff’s comment.

Critical accounting policies and estimates, Page 52

17.	Please expand the disclosure of your critical accounting policies and estimates to include a description of the methods and assumptions used in estimating the fair value of the underlying stock and the options granted under your share-based compensation plans. Also provide the following disclosures:

•

A table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the latest fiscal year and any subsequent interim period; and

•	Narrative disclosures that describe the factors contributing to significant changes in the fair values of the underlying stock during the periods.

We may have additional comments when you disclose the anticipated offering price.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 56 and 57 in response to the Staff’s comment.

Impairment reviews of goodwill, page 55

18.	We note your disclosure of the percentage by which fair value exceeded carrying value of your reporting units as of the most recent goodwill impairment test. Please expand the disclosure of the method used to estimate fair value for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test to include the following:

September 4, 2013

•	Description of key assumptions used and how the key assumptions were determined; and

•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 54 and 55 in response to the Staff’s comment.

Results of Operations, page 57

19.	Please revise your results of operations to discuss the underlying reasons for changes in your operating measures from period to period. Your discussion regarding results of operations should not consist merely of numeric dollar and percent changes measured from period to period of various line items in your income statement. For example, we note that an increase in your SG&A expense for the three and six months ended June 30, 2013 was partially offset by a decrease in bad debt expense. However, you do not discuss the underlying reasons for this decrease in bad debt expense or whether management believes that this trend will continue. Please revise your disclosure throughout your MD&A to cite the reasons behind changes from period to period. In addition, with respect to each material change identified, please state whether management believes that the change represents a trend and specify what actions management is taking to address the trend.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 58, 59 and 63 in response to the Staff’s comment.

Liquidity and Capital Resources, page 70

20.	Please revise footnote 1 to your table to clarify how you calculated working capital. For example, we are not able to recalculate your working capital simply by using current assets and current liabilities. To the extent applicable, please consider revising to reflect that you have also subtracted cash and cash equivalents from your current assets.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 70, 71 and 73 in response to the Staff’s comment.

Financing Activities, page 71

September 4, 2013

21.	Please revise your disclosure to clarify that you used the proceeds from your 2020 Notes to pay cash dividends in the first half of 2013. Please explain why you used the proceeds from these notes to pay dividends rather than fund your operations.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 71 in response to the Staff’s comment. In addition, pursuant to Delaware law, the Board of Directors of the Company determined that it was in the best interest of its stockholders to use the proceeds from the 2020 Notes to pay cash dividends, based, in part, on the Company’s relatively low level of leverage and management’s ability to operate the company effectively based on such levels, given the Company’s historically strong cash flow generation.

Description of Senior Secured Credit Facilities, page 75

22.	We note that in your description of your 2019 Notes and 2020 Notes you disclose that the related indentures limit the ability of Commscope, Inc. and most of its subsidiaries from incurring additional debt. However, you also disclose that, subject to certain exceptions, these indentures permit Commscope, Inc. and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness. Please revise your disclosure to specify the limitations, and exceptions, imposed by your indentures on Commscope, Inc. and its restricted subsidiaries ability to incur additional debt.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 77 through 79 in response to the Staff’s comment.

Revolving Credit Facilities, page 75

23.	Please revise to disclose whether you are currently in compliance with the covenants under your credit facilities.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 76 and 77 in response to the Staff’s comment.

24.	You disclose on page 76, “other ratios under our revolving credit facility, our term loan facility, the 2019 Notes and the 2020 Notes are calculated in part based on financial measures similar to Adjusted EBITDA as presented in this prospectus”. We also note disclosures related to the 2019 Notes and 2020 Notes found on pages 78 and 79 that there are no financial maintenance covenants. Please revise the document to address this apparent inconsistency or tell us why no revision is needed.

Response: The Company respectfully notes the Staff’s comment and respectfully submits that the “other ratios under our revolving credit facility, our term loan facility, the 2019 Notes and the 2020 Notes” referenced in the disclosure on page 76 refer to ratios related to incurrence-based covenants (measured only upon the taking of certain actions, including the incurrence of additional indebtedness) and not financial maintenance covenants under the respective indebtedness. The Company has revised the disclosure on page 76 in response to the Staff’s comment, to provide additional clarification.

September 4, 2013

Nonqualified Deferred Compensation for 2012, page 116

25.	We note your disclosure that your SERP “provides for an annual contribution by us to each participant’s account in an amount generally equal to 5% of such participant’s base salary and AIP bonus paid for the respective year up to a cap (which in 2012 was $250,000), plus 15% of the amount in excess of the cap.” Please discuss how, based on that formula, Mr. Edward’s 2012 SERP payment was determined.

Response: The Company respectfully notes the Staff’s comment and respectfully submits that the 2012 SERP contribution for the applicable named executive officers was initially determined based upon an estimate of the AIP bonus earned in 2012 as prepared for purposes of year-end financial reporting. As a result, immaterial differences existed between the SERP contribution amounts when calculated using the actual AIP bonuses for 2012. The Company has revised the disclosure on pages 112 and 116 in response to the Staff’s comment and to reflect the actual AIP bonuses for 2012.

Certain Relationships and Related Party Transactions, page 125

26.	Please disclose the amount that will be paid to Carlyle to terminate its management agreement.

Response: The Company respectfully notes the Staff’s comment, has revised the disclosure on pages 36 and 125 in response to the Staff’s comment and intends to provide the requested information when available and provide the Staff sufficient time to review such information.

Notes to Consolidating Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition, page F-30

27.	Please disclose your revenue recognition policies for sales to your value-added resellers, system integrators, and distributors if material.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page F-30 in response to the Staff’s comment.

4. Goodwill and Other Intangible Assets, page F-38

28.	We note you amortize your Customer base finite lived intangible asset on a straight-line basis. Referring to ASC 350-30-35-6, tell us in detail why this amortization method is more appropriate than an accelerated method.

Response: The Company respectfully notes the Staff’s comment and respectfully submits that the Company believes the use of a straight-line amortization method is appropriate to reflect

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the pattern over which the economic benefits of existing customer relationships are realized. The Company does not believe that an alternative pattern could be determined with sufficient reliability as to produce a result that was more reflective of the pattern over which benefits were being realized.

29.	We note the disclosed weighted-average amortization period of 10.5 years for Customer Base. Please describe your basis for determining the useful life. Refer to ASC 350-30- 35-3.

Response: The Company respectfully notes the Staff’s comment and respectfully submits that the estimated useful lives that were established for the Customer Base were determined based on the expected realization of future economic benefits. The Company respectfully further submits that the expected or intended use of the asset is consistent with the historical use of the asset. The Company analyzed historical customer data to estimate retention and attrition patterns. These historical retention patterns, in combination with the consideration of other economic factors, including industry considerations, were used to project the period over which the Company would realize future economic benefits associated with the Customer Base.

10. Employee Benefit Plans

30.	We note that you have combined disclosures about pension plans outside the U.S. together with those for U.S. plans. We further note the foreign plans represent 40% of the total pension benefit obligation. Please explain how your disclosure complies with ASC 715-20-50-4.

Response: The Company respectfully notes the Staff’s comment and respectfully submits that the Company considered the guidance in ASC 715-20-50-4 in developing its disclosures. The Company further submits that the only non-U.S. plan included in the disclosures about pension plans is a U.K. plan. The design of the U.K. plan and the asset – liability matching strategies it employs are similar to those of the Company’s one substantial U.S. plan, and as a result, the assumptions are also similar. While the benefit obligation of the U.K. plan is significant relative to the total benefit obligation, the Company does not believe that the assumptions are significantly different and, therefore, concluded that it was appropriate to present the disclosure on a combined basis.

13. Commitments and Contingencies

Legal Proceedings, page F-60

31.	We note your disclosure regarding the May 12, 2010 stockholder class action lawsuit. Please tell us why you are unable to estimate a range of possible losses. Explain to us the procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.

September 4, 2013

Response: On August 6, 2013, the United States District Court for the Western District of North Carolina granted our motion to dismiss the stockholder class action lawsuit and entered judgment in favor of us. The plaintiff has through September 5, 2013 to file a notice of appeal; however, we currently expect to prevail on any such appeal, and as a result, we do not believe that it is reasonably possibly that we will experience any losses on this matter. The Company has revised the disclosure on pages 98, F-7, F-9 and F-22 to update the status of the legal proceedings.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-1028 or my colleague, Jason M. Licht at (202) 637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Patrick H. Shannon

Patrick H. Shannon

of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Marvin S. Edwards, Jr. of CommScope Holding Company, Inc.

Frank B. Wyatt, II of CommScope Holding Company, Inc.

Brandon Hill

Celeste M. Murphy

Charles Eastman

Terry French